EX-35.1
(logo) AVELO MORTGAGE



Annual Compliance Statement

Re: The Flow Servicing Agreement dated as of January 1, 2006 (the "Agreement"), among Goldman Sachs Mortgage Company and Avelo Mortgage, LLC and GSR Mortgage Loan Trust 2007-1F.

1. A review has been completed of Avelo Mortgage, LLC's ("Avelo") servicing activities and its performance under the servicing agreement during the period from January 1, 2007 through December 31, 2007. This review was completed under my supervision.

2. To the best of my knowledge, based on such review, Avelo has fulfilled all of its obligations under the agreement in all material respects, except as described in the item below:

Avelo acknowledges that for a period in 2007, bank accounts were not reconciled in strict compliance with Reg. AB. To address this issue, Avelo added additional staff to ensure timely reconciliations and compliance with Reg AB. As of the date of the audit, all bank account reconciliations were current. No issues were found or arose from the delay in reconciling the bank accounts.

Avelo also acknowledges that for a period in 2007, escrow funds were not returned to the obligor within 30 calendar days of full repayment in compliance with Reg. AB due to a system issue. A system enhancement erroneously affected the refund check process. Once the issue was identified, the system was corrected.

As of December 31, 2007, escrow fund refunds were returned to the obligor within 30 calendar days of full repayment, and no issues were found or arose from the delay in returning the funds to the account holders.

I certify this information to be true and correct to the best of my ability.


/s/ David M. Altshuler
Name: David M. Altshuler
Title: Vice President and CFO
Date: March 10, 2008



Avelo Mortgage, LLC     250 E. John Carpenter Fwy       Irving, Texas 75062